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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014429

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50578

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENT COUNSELING, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 E. Las Olas Blvd., Suite 1050
(No. and Street)

FT Lauderdale, FL 33301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Bush (954) 728-9331
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard I. Goldberg
(Name — *if individual, state last, first, middle name*)

93 Richmond Lane (Address) West Hartford (City) CT (State) 06117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/25/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Counseling, Inc., as of December 31, XXX 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

[signature]
Notary Public

[signature]
Signature

President
Title

Known personally to me

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income ~~(Loss)~~
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT COUNSELING INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

TABLE OF CONTENTS

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Investment Counseling, Inc.
Ft Lauderdale, Florida

I have audited the accompanying Statement of Financial Condition of Investment Counseling, Inc. as of December 31, 2002, and the related Statements of Income, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Counseling, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 4, 2003

INVESTMENT COUNSELING, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
Cash	$ 13,661
Clearing deposit	10,000
Goodwill	69,000
Total Assets	$ 92,661
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,000
Total liabilities	1,000
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	124,715
Retained earnings (deficiency)	(33,154)
Total stockholder's equity	91,661
Total liabilities and stockholder's equity	$ 92,661

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 204,083
Interest and other income	124
Total revenues	204,207
EXPENSES	
Compensation and benefits	195,360
Other operating expenses	65,006
Total expenses	260,366
Income (loss) before income taxes	(56,159)
Income taxes	---
Net Income (loss)	($ 56,159)

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2002	$ 100	$ 49,376	$ 23,005	$ 72,481
Stockholder contributions		116,251		116,251
Stockholder distributions		(40,912)		(40,912)
Net income (loss)	---	---	(56,159)	(56,159)
BALANCES, December 31, 2002	$ 100	$ 124,715	($ 33,154)	$ 91,661

See accompanying notes to financial statements.

INVESTMENT COUNSELING, INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	($ 56,159)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	---
(Increase) decrease in operating assets:	
Clearing deposit	(10,000)
Due from clearing firm	17,692
Commissions receivable	76,221
Due from stockholder	10,492
Other assets	18,222
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(10,505)
Commissions payable	(69,431)
Total adjustments	32,691
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(23,468)
CASH FLOWS FROM INVESTING ACTIVITIES	
Goodwill purchased	(69,000)
Net fixed assets distributed	23,604
NET CASH PROVIDED BY INVESTING ACTIVITIES	(45,396)
CASH FLOWS FINANCING ACTIVITIES	
Stockholder contributions	116,251
Stockholder distributions	(40,912)
NET CASH PROVIDED BY FINANCING ACTIVITIES	75,339
Net increase in cash	6,475
Cash at beginning of year	7,186
Cash at end of year	$ 13,661

See accompanying notes to financial statements.

INVESTING COUNSELING, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Investment Counseling, Inc. (the "Company") was formed on August 10, 1993 under laws of the State of New Jersey for the purpose of operating as a securities broker-dealer. The Company was sold in 2002 to Arigato Investments International, Inc. and is now also registered with the State of Florida as a foreign corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. Operations consist primarily of the sale of mutual funds and the execution of securities trades for customers on an agency or riskless principal basis. Mutual fund transactions are settled by the respective independent mutual fund providers. All other customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis.

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the shareholder reports the Company's taxable income on his own return and is liable for any tax due thereon. This election was terminated upon the sale of the Company to Arigato Investments International, Inc. in July, 2002.

NOTE 2: GOODWILL

Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation of an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives with no stipulated maximum and an impairment test is performed only when a triggering event occurs. This statement is effective for all fiscal years beginning after December 15, 2001.

Goodwill purchased is stated at cost and was unimpaired as of December 31, 2002. There were also no triggering events during 2002.

NOTE 3: OFF BALANCE SHEET RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform the Company, by agreement with its clearing broker, may be required to discharge the obligations of the non-performing party. In such circumstances the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $ 5,000. At December 31, 2002 the Company had net capital of $ 22,461, which was $ 17,461 in excess of its required net capital of $ 5,000. The Company's net capital ratio at December 31, 2002 was 4.45 to 1.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has an open-ended agreement with Arigato Investments International, Inc. to make capital contributions as necessary to pay all the operating expenses of the Company. Contributions for overhead expenses totaled $ 47,251 for the period ended December 31, 2002.

NOTE 6: LEASES

The Company occupies its operating facilities under a sub lease expiring in September, 2003. Future rent commitment is summarized as follows: 2003 - $ 22,500.

NOTE 7: INCOME TAXES

There was no income tax expense for the year ended December 31, 2002 due to the Company's net loss.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the year ended December 31, 2002 (computed by applying the Federal Corporate Tax Rate of 34% to loss before taxes) as follows:

Computed "expected" tax expense (benefit)		($ 7,935)
Effect of net operating loss	7,935	
	$ ---	

The effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 are as follows:

Net operating loss carryforward	$ 7,935
Total gross deferred tax assets	7,935
Less valuation allowance	(7,935)
Net deferred tax assets	$ - 0 -

The Company has a net loss carryforward of approximately $ 23,337 available against any future taxable income. The valuation allowance at December 31, 2001 was $ 0. The net change in valuation allowance during the year ended December 31, 2002 was an increase of $ 7,935.

SUPPLEMENTARY SCHEDULES

INVESTMENT COUNSELING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INVESTMENT COUNSELING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Computation of Net Capital

Stockholder's equity	$ 91,661
Non-allowable asset:	
Goodwill	69,000
Net capital before haircuts	22,661
Less haircuts	200
Excess net capital	22,461
Minimum capital requirement - the greater of $ 5,000 or 6-2/3% of aggregate indebtedness of $ 1,000	5,000
Excess net capital	$ 17,461
Ratio of aggregate indebtedness to net capital	4.45 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,000

There were no material differences between net capital reported in the Company's Part IIA of Form X-17a-5 as of December 31, 2002 and net capital as computed above.

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Investment Counseling, Inc.
Ft Lauderdale, Florida

In planning and performing my audit of the financial statements and supplementary schedules of Investment Counseling, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 4, 2003